Via Facsimile and U.S. Mail
Mail Stop 6010

October 27, 2006

Mr. Michael W. Bell
Executive Vice President and CFO
Cigna Corporation
Two Liberty Place
Philadelphia, Pennsylvania

Re: Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 23, 2006
File No. 1-08323

Dear Mr. Bell:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph Roesler
Accounting Branch Chief